Exhibit (a)(5)

[MSFT Logo]

October 15, 2003

Dear [Employee] (actual name of ee here):

We are pleased to offer you this one-time opportunity to transfer your employee stock options with an exercise price per share equal to or greater than $33.00 per share. The decision whether to participate is up to you. If you choose not to participate, you will simply keep your options with their current terms and conditions.

In This Packet

This packet contains important information about the Stock Option Transfer Program, including:

•	This cover letter.

•	The Notice to Eligible Employees of Stock Option Transfer Program, which contains the terms and conditions of the Stock Option Transfer Program.

•	The document “Understanding the Stock Option Transfer Program.”

•	A personalized form for making or revoking your election to participate in the Stock Option Transfer Program.

•	Defined Terms and a list of Program Resources and Assistance, which we encourage you to use.

PLEASE READ THE NOTICE CAREFULLY SO THAT YOU WILL UNDERSTAND THE RISKS OF PARTICIPATING BEFORE YOU MAKE ANY DECISIONS REGARDING WHETHER TO PARTICIPATE.

Important Information about the Stock Option Transfer Program:

•	Regardless of your decision to participate, you will retain your stock options with a grant price below $33/share with their existing terms and conditions.
•	If you elect to participate in the Stock Option Transfer Program, you must transfer all of your Eligible Options and cannot elect to transfer only specific grants or portions of grants.
•	The Average Closing Price of MSFT over the Averaging Period affects the Total Payment for your Eligible Options. The Averaging Period is scheduled to begin no later than November 17, and continue for up to 15 trading days.
•	If the Total Payment is US$20,000 or less, it will be paid in full in one payment expected to be distributed in December 2003. Portions of the Total Payment in excess of US$20,000 may be subject to a payment schedule, as described in the Notice.
•	Your participation election must be RECEIVED by midnight New York City/Eastern time (9:00 PM U.S. Pacific time) on November 12, 2003. You may change your election until this deadline. After this deadline, no elections to participate or withdraw will be accepted.
•	If you exercise any Eligible Options before the Election Deadline, those options will no longer be included in the Stock Option Transfer Program.
•	The dates in this letter may change if Microsoft extends the Election Deadline.

Additional Information and/or Resources

The Employee Election Tool is available at https://stock under the Option Transfer tab. In addition to displaying your personal stock option grant data and potential Total Payment over a range of stock prices, which is replicated on the enclosed election form, this tool allows you to model the potential Total Payment at a specific stock price. You may also contact the Stock Services Group by emailing compchng@microsoft.com or calling (425) 706-8853 for assistance with such modeling.

How To Participate

To elect to participate or to withdraw a previous election to participate, in the Stock Option Transfer Program:

Complete the enclosed hard copy election form and send it to Mellon Investor Services (“Mellon”) or use the Employee Election Tool. Microsoft has engaged Mellon to handle the administration of the Stock Option Transfer Program for employees on leave of absence. Detailed instructions, a fax number, and mailing addresses are listed on the election form. You must submit the signed election form to Mellon; do not return the signed election form to Microsoft.

For your election to be valid, it must be RECEIVED by Mellon by Midnight New York City/Eastern time (9:00 PM U.S. Pacific time), on November 12, 2003, unless the deadline is extended by Microsoft through a public announcement. If Microsoft extends the deadline, you must make your election by the new election deadline. You are responsible for ensuring the successful delivery of your election form. Please allow for enough delivery time based on the method of delivery that you choose to ensure Mellon receives your election form on time. The Election Deadline will be strictly enforced.

Please carefully separate the Election Form from this letter before submitting your election. The Withdrawal Form is on the reverse side of this letter.

Deciding Whether to Participate

Keep in mind that participation in the Stock Option Transfer Program is completely voluntary. If you choose not to participate, you will retain your current options under their current terms and conditions.

You should carefully read the Notice, as well as the other information we’ve provided, before you decide whether to participate. In addition, we encourage you to seek advice from your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Stock Option Transfer Program.

For More Information

For additional information or assistance, you should contact Mellon Investor Services. Customer service representatives are available Monday through Friday from 6:00 AM to 6:00 PM, Pacific Time (U.S.) at:

•	1-800-853-4970 (Calling from within the U.S.)

•	+(201) 329-8246 (Calling from outside the U.S.)

For information about the Total Payment at prices different than those set forth in the chart included on your election form, you may contact the Microsoft Stock Services team by calling (425) 706-8853 or by emailing compchng@microsoft.com.

Regards,

Ken DiPietro

Vice President, Human Resources

Microsoft Corporation

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